Exhibit 1

BP p.l.c. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Three months ended March 31, 2005
($ million, except ratios) (Unaudited)

Profit before taxation	9,275

Group’s share of income in excess of dividends of joint ventures and associated undertakings	(245)

Capitalized interest	(76)

Profit as adjusted	8,954

Fixed charges:

Interest net of interest expense of joint ventures and associated undertakings and unwinding of discount for provisions	115
Rental expense representative of interest	161
Capitalized interest	76
352

Total adjusted earnings available for payment of fixed charges	9,306

Ratio of earnings to fixed charges	26.4

Total adjusted earnings available for payment of fixed charges, after taking account of adjustments to profit before taxation to accord with US GAAP (a)	8,602

Ratio of earnings to fixed charges with adjustments to accord with US GAAP	24.4

(a)                                  See Note 15 of Notes to Consolidated Financial Statements.